News release

Biofrontera nominates new candidate for the Supervisory Board

Leverkusen, Germany, June 4, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced that the agenda for the Annual General Meeting to be held on July 10, 2019 has been published.

The Supervisory Board proposes that Prof. Dr. Franca Ruhwedel be elected to the Supervisory Board as successor to Hansjörg Plaggemars, who was dismissed as a member of the Supervisory Board by court order as of March 22, 2019.

“By nominating Prof. Dr. Ruhwedel we present a highly qualified candidate for election to the Supervisory Board of Biofrontera AG”, explains the Chairman of the Supervisory Board, Dr. Ulrich Granzer. “As Professor of Finance and Accounting at the Rhine-Waal University of Applied Sciences, she has sound knowledge of accounting and risk management, which is very valuable for her work on the Supervisory Board. We believe Prof. Dr. Ruhwedel will be a great enrichment for our Supervisory Board.”

Prof. Dr. Ruhwedel is currently Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences in Kamp-Lintfort. Previously, she was Professor for Accounting and Controlling at the FOM University in Essen. During her professional career, she held positions as project manager in M&A and corporate development at thyssenkrupp AG and tyssenkrupp Steel AG. After training as a banker at Commerzbank AG and studying business administration, Ms. Ruhwedel received her doctorate from the Ruhr University in Bochum.

The agenda and other documents for the Annual General Meeting on July 10, 2019 can be viewed on the homepage of Biofrontera AG under “Investors/Annual General Meeting”.

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For enquiries, please contact:

Biofrontera AG	+49 (0) 214 87 63 2 0
Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com

IR UK: Seton Services
Toni Vallen	+44 (0) 207 229 0805
IR and PR US: The Ruth Group
IR: Tram Bui	+1 646-536-7035
PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102